Faegre Drinker Biddle & Reath LLP

320 S. Canal Street, Suite 3300

Chicago, IL 60606

(312) 569-1000 (Phone)

(312) 569-3000 (Facsimile)

www.faegredrinker.com

February 21, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Raymond Be and Lauren Hamilton

Re:	RiverNorth Flexible Municipal Income Fund II, Inc. (the “Fund”) (File Nos. 333-266664; 811-23586) Response to Examiner Comments on POS 8C

Dear Mr. Be and Ms. Hamilton:

This letter responds to the staff’s comments that you provided via telephone on January 18, 2024 in connection with your review of Post-Effective Amendment No. 3 under the Securities Act of 1933, as amended, and Amendment No. 11 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Fund’s above-referenced registration statement (“Registration Statement”) on Form N-2. The changes to the Fund’s disclosure discussed below will be reflected in Post-Effective Amendment No. 4 to the Fund’s Registration Statement (the “Revised Registration Statement”).

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Registration Statement, unless otherwise indicated.

ACCOUNTING COMMENTS

1.	For footnote (5) to the fee table, please supplementally explain if the year end interest rate for the leverage was materially different from the weighted average interest rate throughout the year.

The Fund confirms that the year-end interest rate for the leverage was not materially different from the weighted average interest rate throughout the year.

2.	Please confirm that the registrant has considered the impact of the rising interest rate environment and that the Fee Table is not materially misstated.

In light of the unpredictability of future market interest rates, the Fund believes that populating the fee table based on actual interest payments during the most recent fiscal year, as contemplated by Form N-2, is reasonable and is not materially misstated.

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1107.

Sincerely,

/s/ David L. Williams
David L. Williams

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